MDS Inc.

[Incorporated under the Canada Business Corporations Act]

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at January 31 with comparatives at October 31
[millions of Canadian dollars]	2004	2003
ASSETS
Current
Cash and cash equivalents	$248	$263
Accounts receivable	322	274
Inventories	166	199
Income taxes recoverable	10	9
Prepaid expenses	40	30
	786	775

Capital assets	789	776
Future tax assets	20	23
Long-term investments and other	218	217
Goodwill	776	774
Total Assets	$2,589	$2,565

LIABILITIES AND SHAREHOLDERS' QUITY
Current
Bank indebtedness	$3	$3
Accounts payable and accrued liabilities	322	355
Deferred revenue	24	35
Income taxes payable	23	14
Current portion of long-term debt	9	9
	381	416
Long-term debt	536	533
Deferred revenue [note 2]	57	34
Other long-term obligations	24	23
Future tax liabilities	76	70
Minority interest	60	63
	$1,134	$1,139
Shareholders' equity
Share capital [note 5]	821	816
Retained earnings	600	572
Currency translation adjustment	34	38
	1,455	1,426
Total liabilities and shareholders' equity	$2,589	$2,565
See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME

[Restated - note 3]

Three months ended January 31
[millions of Canadian dollars, except per share amounts]	2004	2003
Net revenues	$462	$436
Cost of revenues	(278)	(270)
Selling, general and administration	(94)	(85)
Research and development	(14)	(14)
Depreciation and amortization	(18)	(20)
Equity earnings and investment gains	-	2
Operating income	$58	$49
Interest expense	(7)	(8)
Dividend and interest income	2	3
Income from continuing operations before income taxes and minority interest	53	44
Income taxes	(23)	(19)
Minority interest - net of tax	(1)	(1)
Income from continuing operations	29	24
Loss from discontinued operations - net of tax [note 3]	(1)	-
Net income	$28	$24
Earnings per share [note 5]
Basic	$0.20	$0.17
Diluted	$0.19	$0.17

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Three months ended January 31
[millions of Canadian dollars]	2004	2003
Retained earnings, beginning of period	$572	$543
Net income	28	24
Repurchase of shares and options	-	(1)
Retained earnings, end of period	$600	$566

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended January 31
[millions of Canadian dollars]	2004	2003
Operating activities
Net income	$28	$24
Items not affecting current cash flow [note 6]	29	21
	57	45
Changes in non-cash working capital balances relating to operations [note 6]	(60)	(19)
	(3)	26
Investing activities
Acquisitions	(2)	-
Purchase of capital assets	(28)	(24)
Other	(1)	(19)
	(31)	(43)
Financing activities
Issuance of long-term debt	-	565
Repayment of long-term debt	(1)	(519)
Increase (decrease) in deferred income and other long-term obligations	23	(5)
Issuance of shares	4	1
Distribution to minority interest	(4)	(3)
	22	39
Effect of foreign exchange rate changes on cash and cash equivalents	(3)	(3)
Increase (decrease) in cash position during the period	(15)	19
Cash position, beginning of period	260	184
Cash position, end of period	$245	$203
Cash position comprises cash and cash equivalents less bank indebtedness. See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]

1. Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2003, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Changes in accounting policy

In September 2003, the CICA amended CICA Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments" ("Section 3870") to allow companies who voluntarily adopt the fair value based method for all awards to do so (i) retroactively with restatement of prior periods, (ii) retroactively without restatement of prior periods, or (iii) prospectively. Prospective adoption is only permitted if the fair value method is adopted in fiscal years beginning before January 1, 2004. We have prospectively adopted the fair value for our fiscal period beginning November 1, 2003, and therefore will continue to report the impact of stock options granted prior to fiscal 2004 in our pro forma note disclosure to the consolidated financial statements. The impact of stock options granted during the quarter has had an impact on the Company's results of operations and financial position.

In December 2001, the Accounting Standards Board of the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), which applies to fiscal years beginning on or after July 1, 2003. AcG-13 establishes specific criteria for derivatives to qualify for hedge accounting. Hedge accounting is a method for recognizing the gains, losses, revenues and expenses associated with the separate components in a hedging relationship, such that those gains, losses, revenue and expenses associated with the separate components are recognized in income in the same period when they would otherwise be recognized in different periods. A derivative will qualify as a hedge if the hedging relationship is designated and formally documented at inception. AcG-13 requires the documentation to identify the particular risk management objective and strategy for undertaking the hedge transaction, along with the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. The derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows both at inception and over the life of the hedge for hedge accounting to continue. Hedge accounting is discontinued if a hedging relationship becomes ineffective; however, the hedge accounting applied to a hedging relationship in prior periods is not reversed. The adoption of AcG-13 has had an insignificant impact on our results of operations and financial position.

2. Deferred Revenue

During the quarter, the Company received $32 million from Biogen Idec as consideration for amending a supply agreement to buy-out certain minimum purchase commitments. The transaction was recorded as deferred revenue and is being amortized over the remaining 40 months of the contract; consequently, in the first quarter of 2004, the Company has recognized revenue of $2 million relating to this contract. To reflect the amount to be amortized in the balance of fiscal 2004, the Company has reclassified $7 million as current deferred revenue.

3. Discontinued Operations

On October 24, 2003, MDS Board of Directors approved a plan for an orderly exit of its generic radiopharmaceutical manufacturing facility in Fleurus, Belgium. The company has restated prior period results to reflect the required separate disclosure of the results of the discontinued operation.

The Company reported revenue of $3 million during the first quarter of 2004 (2003 - $4), and a net loss (after-tax) of $1 million (2003 - nil). The $14 million provision included in accounts payable and accrued other, which was recorded in the fourth quarter of 2003, remains unchanged at January 31, 2004 as the Company expects to begin making payments later during 2004.

4. Restructuring Charges

The Company recorded restructuring charges of $17 million during the fourth quarter of 2003 relating to the implementation of certain workforce reductions. During the first quarter of 2004, the Company made payments of $4 million for severance and benefit costs associated with the streamlining of business processes, primarily in Life Sciences and Health segments in North America and Europe. The Company expects to substantially utilize the remaining $13 million of restructuring charges by mid-2004.

5. Earnings per Share

a) Dilution

Three months ended January 31
(number of shares in millions)	2004	2003
Net income available to Common shareholders	$28	$24
Weighted average number of Common shares outstanding - basic	141	141
Impact of stock options assumed exercised	2	2
Weighted average number of Common shares outstanding - diluted	143	143

Basic earnings per share is calculated by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

b) Pro Forma Impact of Stock-Based Compensation
Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted in prior years.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months ended January 31
		2004	2003
Pro forma net income available to Common shareholders		$26	$23
Pro forma earnings per share	- basic	$0.18	$0.16
	- diluted	$0.18	$0.16

During the quarter, the Company granted 935,000 options (2003 - 1,328,500) at an average exercise price of $19.65 (2003 - $21.71). These options have a Black Scholes value of $7.37 per share, based on the following assumptions:

	2004	2003
Risk-free interest rate	5.5%	5.5%
Expected dividend yield	1.0%	1.0%
Expected volatility	0.350	0.354
Expected time to exercise (years)	5.25	5.25

c) Discontinued Operations
The results of discontinued operations had no impact on the Company's earnings per share during the first quarter of 2004 and 2003.

6. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

Three months ended January 31
	2004	2003
Depreciation and amortization	$18	$20
Minority interest	1	1
Future income taxes	8	2
Equity earnings (loss) - net of distribution	-	(2)
Other	2	-
	$29	$21

Changes in non-cash working capital balances relating to operations include:

Three months ended January 31
	2004	2003
Accounts receivable	$(48)	$31
Inventories	32	(15)
Accounts payable and deferred income	(43)	(36)
Income taxes	8	3
Foreign exchange and other	(9)	(2)
	$(60)	$(19)

7. Segmented Information

					Three months ended January 31
	2004				2003
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	$285	$177	$-	$462	$259	$177	$-	$436
Operating income (loss)	57	12	(11)		47	12	(10)	49
Revenues by products and services:
Medical isotopes				86				74
Analytical equipment				73				65
Pharmaceutical research services				126				120
Clinical laboratory services				130				134
Distribution and other				47				43
Proteomics				-				-

8. Financial Instruments

As of January 31, 2004, the Company had outstanding foreign exchange contracts and options in place to sell up to US$403 million at a weighted average rate of C$1.51 maturing over the next 18 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. The carrying amounts and fair values for derivative financial instruments are as follows:

		Three months to January 31
	2004		2003
	Carrying amount	Fair Value	Carrying Amount	Fair Value
Net asset (liability) position:
Currency forward and option contracts	$-	$44	$-	$6
Interest rate swap and option contracts	$-	$1	$-	$(1)